

June 21, 2011

Via E-mail
Mr. Harry Kletter
Chief Executive Officer
7100 Grade Lane
P.O. Box 32428
Louisville, Kentucky 40232

> **RE:** **Industrial Services of America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 28, 2011**
> **File No. 000-20979**

Dear Mr. Kletter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 2

1. In future filings, please disclose your methods of distribution in accordance with Item 101(h)(4)(ii) of Regulation S-K.

2. We note your disclosure on page five regarding the $1.3 million asset purchase agreement with Industrial Logistic Services, LLC. On page 24 of your Proxy Statement, we note your disclosure regarding the same asset purchase agreement except that you state the asset purchase amount was $1.8 million. Please revise as necessary in future filings.

3. In future filings, please disclose your methods of competition for your waste services operations. See Item 101(h)(4)(iv) of Regulation S-K.

Properties, page 10

4. In future filings, please provide more detail regarding the character of your properties and disclose the industry segment using each property. See Item 102 of Regulation S-K.

Legal Proceedings, page 11

5. In future filings, please disclose the relief sought in each legal proceeding. See Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Liquidity and Capital Resources, page 14

6. In future filings, please disclose whether you are in compliance with the covenants associated with your Credit Agreement with Fifth Third Bank.

7. On page 15 you disclose the required covenants in your Credit Agreement, however you did not provide your actual results. Given that you have significant outstanding debt as of December 31, 2010, in future filings please disclose your actual results so that an investor can assess the headroom between the required covenant and your actual results. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

8. In future filings please disclose the amounts available to you under your credit facilities without causing you to breach a covenant.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 18

9. You disclose Recycling revenue increased 94.8% from 2009 to 2010 due to a 33.9% increase in the volume of stainless steel shipments, a 96.8% increase in the volume of ferrous shipments and a 5.2% increase in the volume of nonferrous shipments. In future filings please identify the underlying factors contributing to material changes in your results of operations. For example, your disclosure does not identify the economic events that caused the 96.8% increase in the volume of ferrous shipments (i.e. increase in customers, additional contract with existing customer, etc). Refer to Section 501.04 of the Financial Reporting Codification for guidance.

10. We note total cost of goods sold as a percentage of total revenue increased from 88.8% for the year ended December 31, 2009 to 92.0% for the same period in 2010. In future filings please provide a robust analysis of the contributing factors for this change. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Contractual Obligations, page 21

11. In future filings, please clarify whether you include your interest commitments under your interest-bearing debt and interest rate swaps in your contractual obligation table. Refer to footnote 46 to Release 33-8350 *"Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"* and Item 303(a)(5) of Regulation S-K.

Controls and Procedures, page 29

12. In future filings, please do not replace "specified" with "specific" when stating the definition of disclosure controls and procedures. This comment also applies to your disclosure controls and procedures disclosure in your Form 10-Q for the quarter ended March 31, 2011.

Internal Control Over Financial Reporting, page 30

13. We note that your definition of internal control over financial reporting does not conform to the definition contained in Exchange Act Rule 13a-15(f). In future filings, please revise your definition accordingly or simply state your effectiveness conclusions without including a definition.

Changes to Internal Control Over Financial Reporting, page 30

14. We note your statement "With the exception noted below, there were no changes in ISA's internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, ISA's internal control over financial reporting." In view of the changes that you disclose elsewhere, this statement appears to be inappropriate. In future filings, please revise your disclosure to conclude, if true, that there were changes in your internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Index to Exhibits, page 34

15. In future filings where you list exhibits that have been previously filed and do not refile them with the instant filing, please incorporate those exhibits by reference to the specific filing and exhibit number. Additionally, it appears that you have not filed all the schedules and exhibits to the Credit Agreement dated July 30, 2010, which you filed with your Form 10-Q for the quarter ended June 30, 2010. If these schedules and exhibits have been previously filed, please advise as to where they were filed, otherwise, please file the full credit agreement, including all schedules and exhibits, in your next Exchange Act filing.

16. It appears that you did not file the First Amendment to the Credit Agreement dated November 15, 2010 or the Promissory Note with Fifth Third Bank for $1.3 million dated October 19, 2010 with your Form 10-K. Please advise us as to whether these agreements have been filed previously with another Exchange Act report or file them, with all schedules and exhibits, in your next Exchange Act filing. Alternatively, please advise us as to why you are not required to file them.

Report of Independent Registered Public Accounting Firm, page 1

17. Please request that your auditors issue a revised report that includes a reference to the related consolidated financial statements schedule in the introductory paragraph of their report. Please include the revise report in an amendment to your 2010 Form 10-K, including updated 302 and 906 certifications that should reference the amendment form and include an updated date.

Property and Equipment, page 10

18. In future filings please disclose the amount of depreciation expense recognized in cost of sales and general and administrative expense for each period presented in addition to the most recent period.

Note 11 – Legal Proceedings, page 30

19. In future filings please disclose an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. If you are unable to provide an estimate of the reasonably possible loss in excess of accrual, please provide us with a comprehensive explanation, as we note that the litigation will be in the middle of trial for your next periodic report. Refer to ASC 450-20-50-3, 4, 5 for guidance.

Note 15 – Selected Quarterly Financial Data (Unaudited), page 38

20. In future filings please disclose gross profit for each quarter within the two most recent fiscal years. Refer to Section Item 302(A) (1) of Regulation S-X for guidance.

21. We note that quarterly sales increased by 164% for the quarter ended December 31, 2010 as compared to the same quarter in 2009. Further the variability in revenues between quarters for fiscal year 2010 as compared to the quarters for fiscal year 2009 is different. In future filings, please include disclosures, here or in MD&A, for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of the fiscal years presented, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Please refer to Item 302(A)(2) of Regulation S-K for guidance.

Note 13 – Purchase of Inventory, Fixed Assets, and Intangible Assets of Venture Metals, LLC, page 34

22. Please address each of the following items related to your transactions with Venture Metals.

- Please provide us with an explanation as to how your accounting for the varying components that comprise Venture Metals complies with the authoritative literature. Your explanation should include specific references to the FASB ASC that supports your accounting. Your explanation should include an analysis as to when you obtained control over Venture Metals, including your percentage of ownership at the point you gained control. In this regard, we note that you filed Article 3-05 financial statements for Venture Metals within the Form 8-K required timeframe based on your acquisition of Venture Metals' inventories on January 13, 2009. As such, it would appear as though you determined you gained control of Venture Metals on January 13, 2009. Please refer to ASC 805, ASC 810-10-45-22 – 45-24, and Example 1 in ASC 810-10-55-4B for guidance.

- Please tell us and disclose in future filings how you accounted for acquisition costs. Please refer to ASC 805-10-25-23 for guidance.

- Please confirm to us and clarify your disclosures in future filings that any adjustments made to provisional amounts are based on new information obtained about the facts and circumstances that existed as of the acquisition date, as defined in ASC 805-10-20. Please also confirm that any adjustments made have been retroactively retrospectively adjusted. Please refer to ASC 805-10-25-13 – 25-19 for guidance.

- We note that with the acquisition of certain intangible assets on July 1, 2010, you also agreed to pay contingent consideration to Venture Metal's former owners. We further note your disclosure that Messrs. Jones and Valentine were employees at the time of the negotiation of the contingent consideration. Finally, we note that the contingent consideration resulted in an adjustment to Messrs. Jones and Valentine's employment agreements. Please provide us with a comprehensive explanation as to how you determined that the additional shares to be issued to Messrs. Jones and Valentine based on the satisfaction of the RONA criteria is contingent consideration that is to be accounted for in accordance with ASC 805 rather than compensation expense in accordance with ASC 718. Please ensure your explanation provides us with specific references to the authoritative literature supporting your accounting. As part of your explanation, please provide us with a comprehensive explanation as to what the RONA criteria required to be met is. Please also help us understand the timing of the negotiation of the contingent consideration in relation to the acquisition of Venture Metals. To the extent that you are able to demonstrate that the contingent consideration is appropriately accounted for in accordance with ASC 805, please provide us with a comprehensive understanding as to how you estimated the fair value. Please refer to ASC 805-10-55-24 – 55-26 and ASC 805-10-55-34 – 55-36 for guidance.

- On page 36 you disclose that on April 12, 2010 you paid Venture $1,348,942 for commissions earned and accrued in 2009. Please tell us and disclose in future filings how you accounted for this payment. Please also provide a more comprehensive explanation as to what this amount represents.

- In future filings, please provide all of the disclosures required by ASC 805-10-50, 805-20-50, 805-30-50. Please provide us with the disclosures you intend to include in future filings.

- In future filings, please provide all of the disclosures required by ASC 810 regarding noncontrolling interest and the acquisition of noncontrolling interest subsequent to when control was obtained. Please provide us with the disclosures you intend to include in future filings.

- In future filings, please provide critical accounting policy disclosure regarding the methods and material assumptions made to estimate the fair value of the assets and liabilities of Venture Metals at the acquisition date. ASC 805-20 provides guidance on the recognition and measurement of assets acquired, liabilities assumed, and noncontrolling interest. Please provide us with the disclosures you intend to include in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Financial Condition at March 31, 2011 compared to December 31, 2010, page 19

23. We note from page 24 that your inventories over 90 days as of March 31, 2011 has more than doubled since December 31, 2010. In future filings, please provide a discussion and analysis that explains and quantifies the underlying reasons for material changes in your inventory aging. For material increases in the over 90 days inventory, please ensure your disclosure and analysis addresses why you believe the inventory is recoverable. Refer to Sections 501.04 and 501.13 of the Financial Reporting Codification for guidance.

Unregistered Sales of Equity Securities and Use of Proceeds, page 28

24. Please tell us why you did not disclose the sale of unregistered securities on July 1, 2010 in your Form 10-K for the fiscal year ended December 31, 2010.

Index to Exhibits, page 31

25. It appears that you did not include Schedule A to Exhibit 10.2, Loan and Security
Agreement and that you did not include Exhibit A to Exhibit 10.3, First Amendment to
Credit Agreement dated April 14, 2011 when you filed these exhibits with your Form 10-
Q. If this schedule and exhibit were previously filed, please advise as to where they were
filed, otherwise, please file the full agreement, including all schedules and exhibits, in
your next Exchange Act filing.

Definitive Proxy Statement on Schedule 14A

General

26. In future filings, please file the proxy card with your proxy statement. Refer to Exchange
Act Rule 14a-6.

Voting Securities

27. In future filings, revise the ownership table to attribute ownership of the shares held by
spouses to the corresponding officers or directors. Refer to Securities Act Release No.
33-4819 ("a person is regarded as the beneficial owner of securities held in the name of
his or her spouse and their minor children").

Executive Compensation Discussion and Analysis, page 11

General

28. In future filings, please move the list and biographies of the named executive officers and
significant employees on page 13 and the Equity Compensation Plan Table on page 15 so
that they do not appear in the middle of the Executive Compensation Section.

Summary Compensation Table, page 11

29. In footnote 1 to your Summary Compensation Table, we note that you include rent paid
to K&R in the compensation paid to Mr. Kletter. Please advise us why you have
included rent in Mr. Kletter's compensation as the Summary Compensation Table is
designed to reflect the compensation committee's decisions with respect to executive
compensation in a particular year. Please advise and revise your disclosure as necessary
in future filings.

30. We note your discussion of Mr. Donaghy's stock awards in footnote 2 to the Summary
Compensation Table. Please confirm, if true, that the amounts disclosed in the Stock
Awards column represent the aggregate grant date fair value calculated in accordance
with FASB ASC Topic 718. Please comply with this comment in future filings.

31. In future filings, please disclose the assumptions made in the valuation of Mr. Donaghy's stock awards. Refer to Instruction No. 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Additionally, based on your disclosure regarding Mr. Donaghy's employment agreement on page 17, it appears that some or all of these stock awards are subject to certain performance conditions. If so, in future filings, please report the value at the grant date based upon the probable outcome of such conditions. Refer to Instruction No. 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Finally, for each grant of stock options and stock awards, in future filings, please disclose the material terms of each grant. Refer to Item 402(o)(4) of Regulation S-K. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

32. On page 12, we note your statement that you issued 60,500 shares of common stock as performance-based awards in 2010. We further note on page 15 that you issued 60,000 shares of common stock to management relating to the year ended December 31, 2010. Please tell us whether any of these shares were issued to your named executive officers based on corporate or individual performance and if so, where these shares are reflected in the Summary Compensation Table.

33. We note your disclosure on page 14 regarding the Management Incentive Plan. Please tell us whether you made any awards to the named executive officers pursuant to these plans as the Summary Compensation Table does not list any awards in the Non-Equity Incentive Plan Compensation column. In future filings, if you award compensation pursuant to the Management Incentive Plan, please provide disclosure consistent with Item 402(o)(5) of Regulation S-K.

Executive Employment Agreement with Brian Donaghy, page 17

34. We note that you increased Mr. Donaghy's annual base salary to $200,000 beginning January 1, 2009. However, we note that Mr. Donaghy's base salary for 2010 was $280,000. In future filings, please disclose all amendments to the employment agreement providing for increases in Mr. Donaghy's base salary.

35. We note that Mr. Donaghy's amended executive employment agreement entitled him to a bonus based as a Level 1 employee under the Management Incentive Plan and a bonus as a Level 1 employee based on satisfaction of the criteria under the Executive Incentive Plan. In future filings, please provide more detail regarding these bonuses, including how Mr. Donaghy would achieve these bonuses and the payouts associated with them. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

36. We note that you listed Steve Jones as a named executive officer and filed his employment agreement as Exhibit 10.12 to your Form 10-K, but that you did not summarize the terms of his employment agreement in this section. In future filings, please summarize the material terms of the employment agreements for all your named

executive officers. See Item 402(o)(1) of Regulation S-K. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Outstanding Equity Awards at Fiscal Year-End 2010, page 19

37. In footnote 2 to the Summary Compensation Table, we note that Mr. Donaghy received a stock award of 12,000 shares during 2010; however, this award does not appear to be reflected in the Outstanding Equity Awards Table. Please advise and if necessary, revise your disclosure in future filings. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

38. Pursuant to Instruction No. 2 to Item 402(p)(2) of Regulation S-K, in future filings, please disclose the vesting dates in a footnote to the Outstanding Equity Awards Table. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

39. Based on your disclosure in the Outstanding Equity Awards Table and your disclosure on page 17, it appears that the compensation committee decided to make several long-term stock awards to Mr. Donaghy in 2010. However, the amount reported in the Summary Compensation Table in the Stock Awards column does not appear to be the aggregate grant day fair value of these awards. The Summary Compensation Table should reflect the compensation decisions made by the compensation committee in each fiscal year. Refer to Release No. 33-9089 (Dec. 16, 2009). Please also refer to Regulation S-K Compliance Disclosure and Interpretation 119.24, available in the Division of Corporation Finance website. Please advise and revise as necessary in future filings. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772, or in her absence, Tracey Houser, Staff Accountant at (202) 551-3736, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief